UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. _)

PEGASI ENERGY RESOURCES CORPORATION
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

70557V101
(CUSIP Number)

Pasquale DeAngelis ProQuest Investments 2430 Vanderbilt Beach Road, 108-190 Naples, FL 34109
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70557V101	Page 2 of 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jay Moorin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
5,848,058 (1) (2)
	8	SHARED VOTING POWER:
0
	9	SOLE DISPOSITIVE POWER:
5,848,058 (1) (2)
	10	SHARED DISPOSITIVE POWER:
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,848,058 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.11% (3)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 70557V101	Page 3 of 7

(1) Includes 303,168 shares of the Issuer’s Common Stock held by the Grantor Retained Annuity Trust of Jay Moorin, of which Mr. Moorin is Trustee.

(2) Excludes 2,011,112 shares of the Issuer’s Common Stock underlying warrants that are owned by the Reporting Person (the “Blocked Warrants”), which are subject to exercise blockers (the “Blocker(s)”) that prevent the Reporting Person from exercising such warrants to the extent that such exercise would result in the Reporting Person, or any of his affiliates, beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder) more than 4.99%  of the Issuer’s outstanding Common Stock.  As the Reporting Person owns greater than 4.99% of the Issuer’s Common Stock excluding the warrants, the Reporting Person is currently unable to exercise the Blocked Warrants.

(3) This percentage is calculated based upon 64,170,575 shares of the Issuer’s Common Stock outstanding (as of November 6, 2013), as set forth in the Issuer’s annual report on Form 10-Q as filed with the Securities and Exchange Commission on November 11, 2013.

CUSIP No. 70557V101	Page 4 of 7

Item 1.   Security and Issuer

This statement relates to the Common Stock, par value $0.001 per share, of Pegasi Energy Resources Corporation, a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 218 N. Broadway, Suite 204, Tyler, Texas 75702.

Item 2.   Identity and Background

(a) This statement is filed on behalf of Jay Moorin (the “Reporting Person”).

(b)  The principal business address of the Reporting Person is c/o Pegasi Energy Resources Corporation, 218 N. Broadway, Suite 204, Tyler, Texas 75702.

(c) The Reporting Person is a director of the Issuer.

(d) During the last five years, neither the Reporting Person nor any officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: USA

Item 3.   Source and Amount of Funds or Other Considerations

2007 Private Placement

On December 20, 2007, the Issuer consummated a private placement financing, pursuant to which it sold units consisting of one share of the Issuer’s Common Stock and one warrant to purchase ½ of a share of the Issuer’s Common Stock at a per unit purchase price of $1.20 per unit.  In said private placement, the Reporting Person acquired 200,000 shares of the Issuer’s Common Stock and 100,000 warrants (subject to a Blocker) to purchase one share of the Issuer’s Common Stock with an exercise price of $1.60 per share (the “2007 Warrants”).  The 2007 Warrants were subject to full-ratchet anti-dilution protection (the “Ratchet”).  As a result of the Ratchet and an amendment, dated March 12, 2012 between the Issuer and the Reporting Person, the 2007 Warrants became exercisable into 400,000 shares of Common Stock at an exercise price of $0.50 per share.

CUSIP No. 70557V101	Page 5 of 7

2013 Private Placement

On December 20, 2013, the Issuer consummated a private placement financing, pursuant to which it sold units consisting of two shares of the Issuer’s Common Stock and one warrant to purchase one share of the Issuer’s Common Stock at a per unit purchase price of $1.00 per unit.  In said private placement, the Reporting Person acquired 1,111,112 units, consisting of 2,222,224 shares of the Issuer’s Common Stock and 1,111,112 warrants (subject to a Blocker) to purchase shares of the Issuer’s Common Stock with an exercise price of $1.00 per share.

Open Market Purchases

On November 15, 2011, the Reporting Person made an open market purchase of 3,000,000 shares of the Issuer’s Common Stock at a price of $0.45 per share.

On November 29, 2011, the Reporting Person made an open market purchase of 64,642 shares of the Issuer’s Common Stock at a price of $0.45 per share.

On November 29, 2011, the Grantor Retained Annuity Trust of Jay Moorin, of which the Reporting Person is Trustee, made an open market purchase of 268,692 shares of the Issuer’s Common Stock at a price of $0.45 per share.

On August 5, 2011, the Reporting Person made an open market purchase of 25,000 shares of the Issuer’s Common Stock at a price of $0.40 per share.

On August 8, 2011, the Reporting Person made an open market purchase of 7,500 shares of the Issuer’s Common Stock at a price of $0.40 per share.

On August 23, 2011, the Reporting Person made an open market purchase of 50,000 shares of the Issuer’s Common Stock at a price of $0.38 per share.

On August 25, 2011, the Reporting Person made an open market purchase of 10,000 shares of the Issuer’s Common Stock at a price of $0.36 per share.

Secondary Purchase

On June 4, 2013, the Reporting Person acquired warrants (subject to a Blocker) to purchase 500,000 shares of the Issuer’s Common Stock with an exercise price of $0.50 per share for $70,000.

CUSIP No. 70557V101	Page 6 of 7

Item 4.   Purpose of Transaction

The Reporting Person acquired the Issuer’s Common Stock and warrants for investment purposes.

The Reporting Person is a member of the Issuer’s Board of Directors.  In this capacity, the Reporting Person takes and will continue to take an active role in the Issuer’s management and strategic direction.  Additionally, in his capacities as a stockholder of the Issuer, the Reporting Person reviews and intends to continue to review, on an ongoing and continued basis, his investments in the Issuer. Depending on the factors discussed below and subject to applicable law, the Reporting Person may from time to time acquire additional securities of the Issuer or otherwise dispose of some or all of such securities of the Issuer. Any transactions that the Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Person, tax considerations and other factors.

Other than as described above and other than in his capacity as a director of the Issuer, the Reporting Person currently has no plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Person may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with their respective advisors, the Issuer or other persons).

Item 5.   Interest in Securities of the Issuer

The Reporting Person beneficially owns 5,848,058 shares of the Issuer’s Common Stock, which includes 303,168 shares of the Issuer’s Common Stock held by the Grantor Retained Annuity Trust of Jay Moorin, of which Mr. Moorin is Trustee, and which excludes 2,011,112 shares of the Issuer’s Common Stock underlying the Blocked Warrants.

The Blocked Warrants contain Blockers, which permit each Blocked Warrant to be exercised only in cases where the Reporting Person would not beneficially own more than 4.99% of the total number of issued and outstanding shares of the Issuer’s Common Stock upon exercise of such Blocked Warrant.  As the Reporting Person owns greater than 4.99% of the Issuer’s Common Stock, the Reporting Person is currently unable to exercise the Blocked Warrants.

Excluding the Blocked Warrants, the 5,848,058 shares of the Issuer’s Common Stock owned by the Reporting Person represents 9.11% of the total outstanding common stock of the Issuer, based upon 64,170,575 shares of the Issuer’s Common Stock outstanding (as of November 6, 2013), as set forth in the Issuer’s annual report on Form 10-Q as filed with the Securities and Exchange Commission on November 11, 2013.

CUSIP No. 70557V101	Page 7 of 7

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the relationship between the Reporting Persons as described above under Item 2 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities

Item 7.   Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2014

/s/ Jay Moorin
Jay Moorin